February 1, 2018

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:            Jennifer Gowetski

Senior Counsel

Office of Real Estate and Commodities

Re: Rafael Holdings, Inc.

Registration Statement on Form 10-12G

Filed on October 31, 2017

File No. 000-55863

Dear Ms. Gowetski:

Rafael Holdings, Inc., a Delaware corporation (the “Company” or “we”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form 10 originally filed October 31, 2017 as amended by Pre-Effective Amendment No. 1 filed on December 26, 2017, (as so amended, the “Registration Statement”).

We are writing to respond to the comments raised in your letter to the Company dated January 18, 2017. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). For your convenience, a copy of the Amendment is enclosed and has been marked to show changes from the Registration Statement filed December 26, 2017. References to page numbers in our responses are to page numbers in the revised Information Statement attached to the Amendment as Exhibit 99.1 (the “Information Statement”). Capitalized terms defined in the Registration Statement or Information Statement and used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement or Information Statement, as applicable.

Securities and Exchange Commission

February 1, 2018

Unaudited Pro Forma Condensed Combined Financial Data

Pro Forma Condensed Combined Statements of Comprehensive Income for the three months ended October 31, 2017, page 34

1.            Please tell us and revise to disclose your basis for eliminating the non-cash compensation expense relating compensatory arrangement with Howard S. Jonas (Adjustment D) and the provision for income taxes relating to the valuation allowance for deferred tax asset (Adjustment F).

Response: We have revised the disclosure in the Pro Forma Condensed Combined Statements of Comprehensive Income for the three months ended October 31, 2017 on page 34 in the Information Statement to remove the elimination of the non-cash compensation expense relating to a compensatory arrangement with Howard S. Jonas (previously, Adjustment D) and the provision for income taxes relating to the valuation allowance for deferred tax assets (previously, Adjustment F).

2.            We note your response to comment 8. Please revise note (A) on page 35 to identify the controlled entity of which you are a 45% owner consistent with your response.

Response: As noted in our response (the “Prior Response”), dated December 26, 2017, to comment 8 in your letter dated November 28, 2017 (the “Initial Comment Letter”), on May 31, 2016, IDT transferred the entirety of its rights in and related to Rafael Pharmaceuticals, Inc. (its 50% investment in CS Pharma Holdings LLC, and its separately held warrants, contingent right to receive Bonus Shares, and other contractual rights) to IDT-Rafael Holdings, LLC (“Holdings”), which was then a wholly owned subsidiary of IDT. In March 2017, IDT sold 10% of its interest in Holdings to Howard S. Jonas for $1.0 million, which was 10% of IDT’s cost basis for its investment in Holdings. Given Holdings’ 50% interest in CS Pharma, this sale reduced IDT’s “effective” ownership interest in CS Pharma from 50% to 45%. We have revised the disclosure in note (A) to the Pro Forma Condensed Combined Statements of Comprehensive Income for the three months ended October 31, 2017 on page 36 in the Information Statement to clarify the changes in, and ultimate ownership of, the relevant entities.

3.            Your response to comment 8 indicates that you sold 10% of IDT-Rafael Holdings, LLC to Howard S. Jonas while the disclosure in the first paragraph on page F-14 indicates Mr. Jonas purchased 10% of the Company’s direct and indirect interest and rights in Rafael Pharmaceuticals. Please revise to clarify this apparent inconsistency.

Response: We have revised the disclosure on page F-14 of the Information Statement to clarify the changes in and ultimate ownership of the relevant entities, consistent with our response to comment 2 above.

Securities and Exchange Commission

February 1, 2018

4.            Also, please revise the fifth paragraph on page F-14 to clarify that your current ownership interest in CS Pharma Holdings, LLC is 45% as indicated in your response to comment 8.

Response: We have revised the disclosure on page F-14 of the Information Statement to clarify the changes in and ultimate ownership of the relevant entities consistent with our response to comment2 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

5.            We note your response to comment 10. Please revise to provide the information noted in the response. In addition, please revise to quantify the percentage of your revenues from related parties and clarify, if true, that the related party revenues have significantly decreased due to the amendments to the related party leases as of August 1, 2017. Finally, please also revise the risk factor on page 8 to clarify, if true, the percentage of related party revenue has decreased primarily as a result of decrease in related party revenue.

Response: We have revised the disclosure in Management’s Discussion and Analysis on page 37 of the Information Statement to provide the information noted in our response to Comment 10 in the Initial Comment Letter and revised the disclosure on page 37 of the Information Statement to quantify the percentage of our revenues from related parties and clarify that the related party revenues have significantly decreased due to the amendments to the related party leases as of August 1, 2017. Additionally, we have revised the risk factor disclosure as requested by the staff, which appears on page 8 of the Information Statement.

Financial statements for the fiscal year ended July 31, 2017 Note 2 - Fair Value Measurements, page F-12

6.            We note your response to comment 20. Please revise to disclose the Option Pricing Model and inputs used in the fair value measurement of your investment in Rafael Pharmaceuticals. Refer to ASC 820-10-50-2bbb.

Response: We have revised the disclosure on page F-12 of the Information Statement in accordance with your comment.

Note 5 – Investments, page F-13

Rafael Pharmaceuticals, Inc. (“Rafael Pharmaceuticals”), page F-13

7.            We note your response to comment 19. We note that the sale of interest and rights in Rafael Pharma to Howard S. Jonas was effected through a sale of 10% of your ownership of IDT-Rafael Holdings, LLC. Please revise the description of this transaction in the Combined Statements of Members’ Equity consistent with your response.

Response: We have revised the disclosure on page F-14 of the Information Statement to clarify the changes in and ultimate ownership of the relevant entities consistent with our response to comment 2 above.

Securities and Exchange Commission

February 1, 2018

Lipomedix, page F-14

8.            We note your disclosure on page F-15 that on November 16, 2017 you exercised your option to purchase additional shares in Lipomedix, which increased your ownership of this entity to 50.6%. We also note that the accountant’s report is dated October 23, 2017. Please revise as appropriate to clarify whether the above disclosure relating to Lipomedix was audited by your accountants.

Response: We have removed the reference on page F-15 in the Information Statement and reinstated the reference to the options to purchase an additional $900,000 in shares, which expired on the earliest of (1) a merger or acquisition transaction, (2) an initial public offering, and (3) November 30, 2017.

9.            With respect to the acquisition of control of Lipomedix, please tell us how you considered the requirements of Rule 8-04 and 8-05 of Regulation S-X.

Response: We considered the requirements of Rule 8-04 and 8-05 of Regulation S-X in determining the need for filing audited financial statements and providing pro forma financial information related to the acquisition of control of Lipomedix. We performed the Investment Test, the Asset Test and the Income Test, and as none of the results of these tests exceed 20%, we determined that neither audited financial statements of Lipomedix, nor pro forma financial statements of the Company showing the impact of the acquisition of a controlling position in Lipomedix were required.

Note 6 - Income Taxes, page F-15

10.          We note your response to comment 26. We reissue our prior comment in part. As previously requested, please revise your disclosure on page F-15 to reconcile the amounts relating to income (loss) before income taxes and income tax expense with the Combined Statements of Comprehensive Income (Loss). Also revise your disclosure that net deferred tax assets are included in “Other current assets” to clarify that deferred tax assets are included in noncurrent assets.

Response: We have revised the disclosure on page F-15 of the Information Statement in accordance with your comment.

Securities and Exchange Commission

February 1, 2018

Note 9 - Future Minimum Rents, page F-17

11.          It appears that column totals for Related Parties and Other are incorrect. Please revise as appropriate.

Response: We have revised the disclosure on page F-17 of the Information Statement in accordance with your comment.

Financial statements for the period ended October 31, 2017

Note 3 - Establishment of Valuation Allowance for Deferred Tax Asset, page F-23

12.          We note that you recorded a reserve for your deferred tax asset as of October 31, 2017 due to the reduction in future revenues resulting from the amendments to related party leases effective August 1, 2017. Please tell us why this reserve was not established as of July 31, 2017 and whether the information relating to the amendments to related party leases was available as of such date. It appears that this information was available before the fiscal year financial statements were issued or available to be issued.

Response: While the effective date of the amendments to the related party leases was August 1, 2017, negotiation of the terms for the amendments to the related party leases did not commence until November 2017, with the amendments ultimately being signed on December 26, 2017. As the amended terms were not available before the financial statements as of and for the year ended July 31, 2017 were issued or available to be issued, the reserve for our deferred tax asset was not recorded until the period ended October 31, 2017.

Sincerely,

/s/ David Polinsky
David Polinsky
Chief Financial Officer

Cc:	Jorge Bonilla
Shannon Sobotka
Kasey Robinson